

VOZROZHDENIE BANK

082-04257

RECEIVED

2010 OCT 27 A 11:5

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

02.08.10
1108/19668

The Bank of New York Mellon
American Depositary Receipt Division
101 Barclay Street,
New York, NY 10286

U.S.A.



Ludmila Leliavskaia

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material fact.

Sincerely,



Alexander V.Dolgopolov
Deputy Chairman of the Board

dlg 10/27

Payment of dividends on ordinary and preferred shares
August 24, 2010
Information on dividends accrued and paid on the issuer's securities
Information on date of issuer's obligations execution to the securities' owners

1. General Data

1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	Bank Vozrozhdenie
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	www.vbank.ru

2. Contents of information

2.1. Kind, category (type), series and other identification requisites of securities.	Ordinary non-documentary registered shares. Preferential non-documentary registered shares with fixed rate of dividends.
2.2. State registration number of issue (additional issue) of securities and date of state registration (identification number of issue (additional issue) of securities and the date when it was given in case this kind of issue under the Russian Federal Law of Stock Exchange Market shall not be state registered)	No. 10101439B dated April 12, 1991; No. 20201439B dated March 06, 2002. Registration authority: Central Bank of Russian Federation
2.3. Essence of the issuer's commitment, and for monetary obligations or any other commitments, which can be expressed in monetary terms — the amount of such commitment in monetary terms.	Commitment to pay dividends on ordinary non-documentary registered shares and preference non-documentary registered shares with a fixed dividend The amount of such commitment in monetary terms: RUB 14,463,357 (Fourteen million, four hundred and sixty three thousand, three hundred and fifty seven).
2.4. Governing body of the issuer adopting resolution for payment (declaration) of share dividends	General Meeting of shareholders of Bank Vozrozhdenie
2.5. Date of adopting resolution for payment (declaration) of share dividends	June 25, 2010
2.6. Date of drawing up the Minutes of competent governing body of the issuer adopting resolution for payment (declaration) of share dividends	June 25, 2010 (Minutes № 1)
2.7. Total amount of share dividends of certain category (type) and rate of dividends per one share of certain category (type).	Total amount of dividends accrued on: — ordinary non-documentary registered shares — 11,874,347 rubles; — preferential non-documentary registered shares with fixed rate of dividends — 2,589,010 rubles; Rate of dividends accrued:

	— per one ordinary non-documentary registered share with face value of 10 rubles — 50 kopecks; — per one preferential non-documentary registered shares with fixed rate of dividends with face value of 10 rubles — 2 rubles.
2.8. Form of income paid on securities of the issuer (money or other property).	For legal entities — non-cash money payment in rubles of Russian Federation; For individuals — cash or non-cash money payment in rubles of Russian Federation.
2.9. Deadline date of obligation for payment of income on securities of the issuer (share dividends, income (interests, nominal value) of bonds; or end of fixed term for income payment obligation by the issuer.	Non-cash payment of dividends will be provided from August 17, 2010 to August 24, 2010, in accordance with bank requisites specified in system of register of shareholders of Bank Vozrozhdenie; if there are no such bank requisites, cash payment of dividends will be made to individual shareholders through the Bank offices from August 17, 2010 .
2.10. Total amount of dividends paid on shares of issuer.	RUB 13,397,073.50 (thirteen million, three hundred and ninety seven thousand, seventy three and fifty kopecks)
2.11. The fact of fulfillment or non-fulfillment (default) of the issuer's commitment.	Commitment was fulfilled partially.
2.12. In case of non-fulfillment of the Issuer's commitment the reason for such non-fulfillment shall be stated, and with regard to monetary obligations or other commitment, which can be expressed in monetary terms — also the amount of such non-fulfilled commitment in monetary terms.	The reason for partial fulfillment of the commitment is non-presenting of banking details for transferring dividends to Bank Vozrozhdenie's branches by shareholders, as well as non-coming of the shareholders, who chose to receive dividends in cash, at the cash offices of the Bank's branches. The amount of non-fulfilled commitment in monetary terms: RUB 1,066,283.50 (One million sixty six thousand, two hundred eighty three rubles and 50 kopecks).

3. Signature

3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander V. Dolgopolov
3.2. August 24, 2010	Stamp	